Exhibit 12

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Half 2013
Earnings
Income before income taxes	$961
Add/(Deduct):
Equity in net income of affiliated companies	(11)
Dividends from affiliated companies	7
Fixed charges	1,369
Earnings	$2,326

Fixed charges
Interest expense	$1,365
Interest portion of rental expense (a)	4
Total fixed charges	$1,369

Ratio of earnings to fixed charges	1.7
__________
(a) One-third of all rental expense is deemed to be interest.